Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES RESIGNATION OF DIRECTOR

(Calgary, February 8, 2017) - Pengrowth Energy Corporation today announced that Ms. Margaret Byl has resigned her position as a director of the corporation for medical reasons effective immediately. Kel Johnston, Chairman of Pengrowth commented, “Although Margaret only joined our board in 2014, she made substantial contributions in her short tenure with us.  Her expertise, counsel and insights are much appreciated and we wish her a speedy recovery.”

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com